LOWENSTEIN SANDLER LLP

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

November 21, 2014

VIA EDGAR AND OVERNIGHT COURIER

Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3561

Washington, D.C. 20549

Re:	Presbia PLC

Registration Statement on Form S-1

Filed November 12, 2014

CIK No. 1591096

Dear Ms. Ravitz:

On behalf of Presbia PLC (referred to as “Presbia” or as the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) this letter to address certain questions that the Staff of the Division of Corporation Finance (the “Staff”) of the Commission has raised with respect to the above-referenced registration statement on Form S-1 (the “Registration Statement”) relating to Presbia’s initial public offering.

The Staff’s comment has been retyped in italics below, and is followed by a response based on information provided to us by Presbia.

We present data of a competitor…, page 18

1.	Your risk factor disclosure under the heading appears to disclaim responsibility for your presentation of information elsewhere in the prospectus. Additionally, it is unclear why you would include disclosure in the prospectus if your presentation of this information is a significant factor that makes the offering speculative or risky. Refer to Regulation S-K, Item 503(c). Accordingly, please revise the risk factor so that you are not disclaiming responsibility for your disclosures. Also, please consider whether the comparison you choose to present on page 84 is appropriate in light of the concerns you have raised in the risk factor.

Response:

The Company believes that the referenced comparative information is relevant to an investment decision, and is therefore appropriate despite the necessary qualifications due to comparability. Specifically, the Company believes that the referenced comparative data is useful in assessing Presbia’s competitive landscape. The Company recognizes, however, that the AcuFocus data and the Company’s data were derived from studies with different designs, resulting in imperfect comparability. In disclosing the data, the Company therefore believes it is important for prospective investors to keep these factors in mind and to evaluate the information accordingly.

The Company agrees that the presentation of the referenced information is not a significant factor that makes the offering speculative or risky for purposes of Regulation S-K, Item 503(c), and will remove the referenced risk factor in its next Registration Statement filing. In addition, the Company intends to replace the existing disclosure highlighting the differences between the two studies in the “Competition” subsection of the “Business” section of the Registration Statement (currently appearing on pages 84-85 of the prospectus included within the Registration Statement) with the following disclosure in the next Registration Statement filing:

“We believe that this comparative information may be useful to you in assessing our competitive landscape. However, we note that AcuFocus’ study includes a substantially larger sample size (number of patients that received the implant) than Presbia’s post-marketing evaluation and that comparability of the results of AcuFocus’ study and Presbia’s post-marketing evaluation could also be adversely affected by differences in patient demographics, such as gender and ethnicity, as well as differences in study protocols, site location and other conditions. We also note that we are currently conducting our U.S. staged pivotal clinical trial, and that trial might provide different results than those observed in our post-market evaluation described above and elsewhere in this prospectus.”

Please call the undersigned (212-204-8697) or my colleague Michael Lestino (973-597-6244) if you wish to discuss any of the Company’s responses to the Comment Letter.

Very truly yours,

/s/ Peter H. Ehrenberg

cc:	Mr. Zohar Loshitzer
Michael B. Lestino, Esq.
Donald Murray, Esq.
Matthew Gehl, Esq.